Exhibit 99.2

Amira Nature Foods Ltd.

Fourth Quarter 2014 Earnings Call

June 17, 2014

Operator:  Greetings and welcome to the Amira Nature Foods Fourth Quarter Fiscal Year 2014 Earnings Call. At this time, all participants are in a listen-only mode. A question and answer session will follow the formal presentation. If anyone should require operator assistance during the conference, please press star, zero on your telephone keypad. As a reminder, this conference is being recorded.

I would now like to turn the conference over to your host, Katie Turner. Please go ahead.

Katie Turner:  Good morning everyone and welcome to Amira Nature Food's Fourth Quarter and Fiscal Year 2014 Earnings Conference Call. Speaking on the call today are Karan Chanana, Amira's Chairman and Chief Executive Officer; and Bruce Wacha, our Chief Financial Officer. Ashish Poddar, Executive Director of Finance; and Rajesh Arora, Senior Executive Director of Finance are also on today's call.

By now, everyone should have access to the earnings release, which went out yesterday at approximately 4:00 p.m. Eastern Time. The earnings press release and earnings presentation slides are available on the Investor Relations portion of the Company's website at www.amira.net. This call is being webcast and a replay will also be available on Amira's website.

Before we begin, we'd like to remind everyone that prepared remarks contain forward-looking statements and management may make additional forward-looking statements in response to your questions. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside of the Company's control that could cause its future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in the Company's public filings with the Securities and Exchange Commission and those mentioned in the earnings release. Except as required by law, the Company undertakes no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.

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Also in the Company's earnings release and in today's prepared remarks, the Company includes Adjusted EBITDA, adjusted profit after tax and adjusted earnings per share. These are non-IFRS financial measures. A reconciliation of non-IFRS measures to the most directly comparable IFRS financial measures is included in the Company's press release which was issued yesterday.

With that, I'd like to turn the call over to Karan Chanana, Chairman and CEO.

Karan Chanana:  Thanks Katie. Good morning everybody and thank you for joining us on today's call. I will provide a brief overview of our financial highlights, review some of our recent business highlights and provide you with an update of our strategic growth initiatives. Then, Bruce will review the financial results for the quarter and the full year in more detail and provide guidance for fiscal 2015. After that, we will open up the call for your questions.

We are really pleased with our performance in the fourth quarter and the full year 2014, where we grew sales significantly, improved our operating margins and nearly doubled income. We have continued to make significant investment for our continued future growth. We are focused on a dramatic increase in the class (ph) of our consumers in our home market, while also exploiting new and existing opportunities around the world to further grow our business. To bolster our growth in India, we added seven company-owned outlets, or DCs, as we like to call them, distribution centers, from the time of the IPO until the end of fiscal 2014. This takes the total number of company-owned distribution centers in India alone to eight. We plan to add another seven distribution centers over the next year bringing the total to 15 DCs in India by fiscal 2015. This will further support and grow our success in India.

Internationally, we have made key investments in core regions, including our acquisition of Basmati Rice GmbH, Germany, which added to our position not only in Germany but throughout Continental Europe. We continue to invest in the UK, increase our marketing spend and build our presence in more than 3,000 distribution points there, and now, interestingly in the US, where we nearly doubled our revenues (inaudible) Amira branding in the last one year. Yes, nearly doubled revenues of the Amira brand in the last one year in the US alone. Tell you what, we believe we are going to do it again this year. Double it again only in the US.

Now focusing on our results a little more in detail. Our full fiscal 2014 (inaudible) generated revenue up $547.3 million, an increase of over 32% compared to last year, reflecting higher sales both in India and across the globe internationally. Our strong sales performance for the year exceeded our annual guidance and underscores our ability to consistently add important new customers, grow our business with existing customers and continue to enter new geographic markets. We are also benefitting from our expanded product portfolio, including snacks, ready-to-eat products and of course our strong sales, our testament to our delicious, premium, flavorful product offering, further strengthening our leadership in the industry. All this is supported by a growing and committed management team we continue to hire across the world and our focus is going to be in the US in the coming six months.

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We're also pleased to report that EBITDA of $75.5 million, which is an increase of 44% compared to last year, which also exceeded our annual guidance. Our EBITDA margins improved more than 100 basis points to 13.8% on a year-over-year basis. These improvements highlight our ability to leverage our operating cost across higher sales volume and the pricing power of our sector and the Amira brand. This leads us to continually benefit from the growing economies of scale as a brand and as a Company.

As we begin fiscal 2015, we remain very well positioned to deliver another record year. As a matter of fact, the foundation (inaudible) are already laid out with our inventory in Q3, our purchases and our investment in our growth to the inventory. Global demand for our products and the Amira brand remain very strong and continue to grow. Rice is a gluten-free food and basmati rice from Amira sits right on top of that pyramid. We anticipate that we will continue to benefit from a greater number of consumers across the globe becoming increasingly concerned and moderating their gluten intake and concern for general health and awareness.

It is also worth noting that our products are GMO-free, they are all natural and/or organic, which is also becoming more and more important to customers not just in the developed world but across the globe. Along these lines, as most of you are aware, we launched the organic food line in fiscal 2014 and we are now able to capitalize on the growing demand for organic products. In short, the Amira brand product offerings are very much on trend to consumer demand and we look forward to continuing to grow while cementing our position as a leading global packaged foods company.

In this fiscal, which is fiscal 2015, we plan to remain focused on growth in India and as well as international. Opportunities are tremendous in both areas, international and India. At the end of the fourth quarter in fiscal 2014, we announced the distribution of Amira branded products in Reliance Retail and Heritage Retail stores. Heritage Retail has a unique chain of 68 retail stores promoted by Heritage Foods with a strong presence in Southern India; whereas Reliance Retail is a nationwide (inaudible) with over 650 retail stores. The Amira brand continues to make strong strides with consumers and this is just a small example of that.

Now, in India, we benefited from the addition, like I mentioned earlier, of seven new DCs, and just to remind you, four, part of the total of eight which we have now of the DCs came to us just in the fourth quarter, laying the foundation for growth of the India business in fiscal 2015 in which we sit now. As we previously had stated and some of you have seen who visited India, Amira is successful both in traditional mom and pops and Western style modern retail locations and there are significant opportunities to capitalize this growth in each category.

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Our new distribution centers opened in a mix of both major cities and towns including Hyderabad; Bangalore; Kolkata; Ahmedabad; Gurgaon; Delhi; Zirakhpur in the State of Punjab; and Surajpur in the State of Uttar Pradesh. One of our key (inaudible) strategic initiatives is to strengthen our distribution footprint in India and we look to further benefit from India's growing middle class, demand for branded specialty rice and the recent election of a majority government giving (inaudible) to industrial growth, their policy initiatives, growth in demand led by more job creation, all of which is a direct benefit to the market economy thereby benefitting the Amira brand in India.

As demand for our products grows we also remain focused on ensuring that we have the ability to capitalize on the ongoing robust business opportunities. We have recently announced that we gave a contract to Buhler, which is a Swiss-German company, for $8.3 million for supply of plant and machinery for our new facility where we add 48 metric tons an hour of paddy processing capacity in the State of Haryana, India, which grows the largest volume of basmati rice in India. We remain on track to complete the facility and for it to be operational by end of fiscal 2015. We are excited to expand this relationship with Buhler as Amira has yet again placed the largest orders it received on a single year from a company in India. May I remind you that we, at Amira, are also the first company to set up the fully automated rice plant from Buhler way back in 1995. The new facility will more than double our capacity, and like I said, this will enable us to do a few things: bring in some of the margin we currently leave on the table; and two, sales for this capacity expansion already exists. So this will support our continued growth as we move towards our long term target to be a leading global packaged foods brand.

Over the last few months we have attended, as we always do, a number of leading global food shows and met with many food (inaudible), food retailers, restaurant buyers and consumers from around the world. Last month was particularly exciting. We attended the National Restaurant Association Show, which was held in Chicago. Our booth was busy throughout this event. When I got there I saw a big crowd. I will tell you why. We are particularly excited that the celebrity chef, Ming Tsai, joined us for a live cooking demonstration. Ming Tsai is an esteemed chef and restaurateur and his decision to select Amira as his preferred choice of basmati rice is a testament of the taste, flavor, superior quality of the Amira branded products, but also the ability of the Amira management and the team to execute, implement a vision across the world including the United States. In addition to this, we also attended Natural Expo West in Anaheim, California in March. This is our first time at that event. I'm excited that we shared (ph) a full line of products alongside many of the well-recognized brands in the natural and organic space.

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Like I said before, expanding our geographic diversity is one of our key growth initiatives. We recently announced that we launched the Amira brand in Tesco Supermarkets in the United Kingdom and this is a great big win for Team Amira in the UK. Tony, our CEO, in the UK's done a great job. Now we are in two of the largest four supermarkets in the UK; Tesco being the largest, so it is a big win and you should be looking forward to more of such from us at Amira. We first entered the UK, last year in June with Morrisons added more stores and even in Michelin star restaurants to our portfolio, and now Tesco. Tesco is a leading retailer in the UK and this is not just an important step in expanding our business but it is a significant step because this enables us to say "Yes, Amira is in the UK."

As our business grows, we believe it is important to help give back to the global community. This is particularly important and has been in our DNA not only at Amira but to us as a family across generations. We recently announced that we partnered with Family Reach to sponsor the non-profit Cooking Live event series. The first series we sponsored raised $200,000. I'll tell you what Family Reach does. Family Reach provided immediate and direct financial assistance for families fighting cancer throughout the United States. Amira sponsored Family Reach's premier fundraising event Cooking Live, a unique and interactive experience where some of the top culinary talent worked together to prepare a five-course meal. Participating chefs were paired with young cancer patients, those who are granted recipients of Family Reach. We at Amira are thrilled at the success of this event and are proud to be able to help in our small little way. We look forward to continuing the relationship with Family Reach, thus working towards a happier and healthier planet.

This is indeed a exciting time for Amira. We are well positioned to build off the positive momentum of our strong fiscal 2014 and deliver yet another great year. Our focus remains on expanding our business both in India and across the globe internationally, adding new retail partners while increasing our business with our existing customers. Which incidentally includes some of the world's largest retailers, and our continued product, (inaudible) innovation, brand offering are enhancing our ability to do that. This coupled with the supply chain efficiencies of the new plant coming online.

How are we doing all that? We are doing all that by building a great team which has a track record of success. We've had some great teammates join us across the world and we encourage you to meet us at some of the shows we attend and/or come and visit us in any of the geographies where we have our offices and come and meet our team. This would enable you to share our confidence and enthusiasm as we all together build Amira.

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Now, I would like to introduce Bruce Wacha, our new CFO. As many of you are aware, Bruce joined us at the beginning of this month. Bruce brings extensive experience in corporate finance, M&A planning, analysis and in the capital markets. He previously served as a Director in Deutsche Bank Global Consumer Group advising corporate clients across the food and beverage and consumer product landscape. And that is where we met him and we are fortunate to have him work with Amira on our IPO. Now, in addition to his role as CFO, Bruce will also help us establish a US corporate and sales office in the New York City where he will be based. We are very excited to have Bruce on board and look forward to his contribution as we continue to execute on our strategic growth initiatives across the world, especially in the US. Like I said, we nearly doubled the Amira branded revenue over last year and we believe we're going to do it again this year.

With that, I'm going to turn the call over to Bruce. Go ahead.

Bruce Wacha:  Thank you Karan, and thank you for the generous introduction. I would like to begin by saying that it truly is a pleasure after spending years with the Company as an advisor join in my current full time capacity. Now getting to the numbers.

As Karan said, our reported numbers are strong, with record revenue, Adjusted EBITDA and EPS on both a quarterly and annual basis, while also increasing our margins. The financial statements illustrate the investment that we are making into the business as well as the strength of our earnings power and balance sheet. I will now walk you through the quarter and the full year while referencing the investor presentation Katie noted previously.

First, the fourth quarter. Revenue increased during the quarter by $46 million or 33% to $186.6 million, driven by increased pricing and volume gains, both in India and internationally. Our international sales increased by more than $40 million or 57% to $114 million, while India sales increased by more than 10% after adjusting for the impact of FX. Our Europe branded and third party sales grew by nearly 20 million to $158.3 million, while our institutional sales grew by $26.6 million. A big sign of the strength to our balanced revenue model. Our Adjusted EBITDA was $26.4 million, an increase of $8.2 million, more than 45%, with margins increasing by more than 100 basis points, driven by pricing, efficiencies of scale and improvements in the cost of materials which fell as a percentage of sales when compared to the prior period. Our adjusted profit after tax increased by nearly 100% to $16.8 million for the period, as did our EPS, which grew to $0.47 per share, up from $0.24 in the year ago period.

Now I would like to move to the full year. Our revenue increased by more than $130 million during the period to nearly $550 million. This was driven by our international sales, which grew by nearly $100 million or 43.8%, while our India sales increased by $35 million or nearly 20%. We experienced double-digit growth across the portfolio with our Amira branded sales increasing by $43.8 million or 22.4% to $238.8 million. Our third party branded sales increased by $24 million or 11.3% to $239 million, while our institutional sales increased by $65.6 million.

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Our Adjusted EBITDA increased by $23.1 million to $75.5 million up from $52 million a year ago. We benefited from strong sales growth for the period as well as increased pricing power and operating efficiencies. This drove margins up by more than 100 basis points. Our adjusted profit after tax for the period nearly doubled to $41 million, while our EPS also increased by nearly 100% to $1.14 per share. As Karan mentioned, we are building our business globally and as we grow the business into new geographies and customers, we continue to diversify. I’d like to walk you through a little bit more detail about our revenue by geographies, brand and customers.

Looking at geography first. Our sales in India was $224 million, up by 18.6% year-over-year, EMEA was $237.5 million, up by 22.9%, Asia Pacific and North America nearly doubled to $73.9 million and $11.8 million, respectively.

On a brand basis, we continue to have a balanced portfolio. Institutional was approximately 13% while both our Amira branded and third-party branded comprised approximately 44% of the business.

Looking at revenue by customer, the top five customers today comprised of 35% of total sales, that’s an improvement from the time of IPO when the top five customers comprised of nearly 50% of our sales.

Now I would like to move on to the balance sheet. Cash and equivalents for 2014 were $36.6 million compared to $33.3 million a year ago while total debt was $184 million compared to $161 million a year ago. As we noted previously, Adjusted EBITDA was $75.5 million, up from $52.4 million. This shows the strength of the business and our balance sheet. The total debt to Adjusted EBITDA, 2.4 times compared to 3.1 times a year ago and net debt to Adjusted EBITDA of two times compared to 2.4 times a year ago. This is why we are investing in our business and continuing to grow. I'd like to remind folks of the progress that the Company has made since the time of the IPO when sales were $342 million, Adjusted EBITDA was $42 million and adjusted EPS per share was $0.38, to today with sales of nearly $550 million, Adjusted EBITDA more than $75 million and adjusted EPS of $1.14 per share.

Now moving to our forward guidance. For fiscal 2015, we expect more than 20% growth for both revenue and Adjusted EBITDA and we continue to maintain our long-term guidance of $1 billion in sales and $150 million in Adjusted EBITDA.

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With that, I would like to turn it over to questions from the audience.

Operator:  Thank you. We will now be conducting a question and answer session. If you would like to ask a question, please press star, one on your telephone keypad. A confirmation tone will indicate your line is in the question queue. You may press star, two if you’d like to remove your question from the queue. For participants using speaker equipment, it may be necessary to pick up your handset before pressing the star keys. Once again, if you’d like to be placed in the question queue, please press star, one at this time.

Our first question today is coming from Akshay Jagdale from KeyBanc Capital Markets. Please proceed with your question.

Akshay Jagdale:  Good morning.

Karan Chanana:  Good morning.

Akshay Jagdale:  Welcome Bruce. So, my first question is actually for Bruce. First of all thank you for the presentation, it is helpful. But more formally, can you just talk a little bit about your decision to come over to Amira? I mean what were the main factors that drove you to make that choice?

Bruce Wacha:  Sure Akshay, great question. First off, I have known Karan for a few years dating back to before the IPO, tremendous amount of respect for him and what he has been able to do with the Company. Working as a banker and covering companies in the consumer space, there are very few companies out there that have been able to grow at greater than 20%, top-line EBITDA and EPS. I thought it was a really exciting opportunity and I couldn't be more excited and happy to be on board. So thank you.

Akshay Jagdale:  Just one question on the quarter as well as the year I guess on the institutional business. Can you talk about what—you know, there’s a big delta obviously this quarter and for the year. What exactly did we sell to— and it seems like it went to the Asian customers. Can you just talk about what you sold there and why—just talk about strategically how that fits in, right. So it is hard for us as analysts to model that, but how do you think of that business strategically and who specifically did we sell to and what products were sold?

Bruce Wacha:  Sure. Let me start off answering that and maybe Karan could finish off, but I think the way we have always described the institutional business is it should consist of about somewhere between 5%, 12%, 13% of sales. We pursue that business when it's profitable, meeting either at margin or margin enhancing compared to the rest of the business. We're not giving out information specifics on the actual customers, but it's typically products that are bought from a lot of the same farmers that are providing us rice. We look to have good relationships both on the sourcing as well as customers that we can sell to.

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So, hopefully that answers your question.

Akshay Jagdale:  Yes. Just looking at next year, so the guidance, I’m pleased by the guidance, but just trying to get a little bit more color, wherever possible. So first on growth. You’ve maintained sort of your historical way of giving out guidance at 20% growth, which is very solid. But when I just look at next year’s guidance compared to this year and the fundamentals, it’s my opinion that there seems to be signs that there could be an acceleration in demand. So, one, can you give us some color sort of by product group maybe institutional versus retail and international versus India, just some color on relative to that 20% growth that you’re guiding for the overall company where each of those might bend? Perhaps you could talk a little bit about the first quarter; it seems like it’s a tough comparison—or the toughest comparison from a revenue perspective. Is there anything we need to be thinking of when we’re modeling the first quarter of fiscal 2015 as far as growth goes?

Karan Chanana:  Akshay, the way to look at it is clear. We’ve been always conservative with our guidance. We continue to do that. We’re a young public company, and you’ve seen that our guidance has been consistently conservative. Now talking to your institutional piece and to give you how do you want to model it out. I would model it out like we’ve guided to more than 20% and on the institutional piece like (inaudible), 5% to 12%, if you take a three-year running average comes to just over 7%. That could be a way to model it out as well. So, on the current year quarter, we’re still in the quarter, it’s not over so we can’t really talk about that. What all I can say is we guide conservatively and we performed better. That’s the way the business has always been and that’s how we would like to guide.

Akshay Jagdale:  Okay. Just about margins, obviously, you’ve got the inventory, the crops' been harvested. You have basically the inventory that you age. Is the gross margin performance this quarter somewhat indicative of what will happen in the first three quarters of the year? I mean, I’m not saying that you’re going to have a 400 basis point gross margin expense over the next three quarters but what it seems to me, what I’m seeing is your revenue, your pricing has been ahead of whatever your cost of goods are, even taking into account the new crop, which you have to pay a lot more for. So, margin seems to be trending just like they have over the last couple of years, and I think that should continue at least the first three quarters of the year until you get the new crop, correct? Is that generally directionally a good way to think about gross margins?

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Karan Chanana:  Akshay, like I said, the sector has a lot of pricing power. Even on the last call I said we’ve increased prices slightly ahead of what our costs has been; you’ve seen that in our numbers. We’re getting more Amira branded. If you look at it from the time of the IPO to now, we’ve in dollar terms doubled the Amira branded sales. So it is—and as we enter more developed markets, we get more mature as a brand along. The way to look at our business is not quarter-to-quarter but to look at it in a lot more longer-term basis and I can certainly guide you to that. Talking about the current or the going quarter, for this fiscal, I can’t really say very much because we’ve just started the year. I think we will have to wait for our first quarter conference call to give you the numbers on that.

Akshay Jagdale:  Just on what investments you are making for growth, other than the cap ex, which we’d love to get some clarity on, what the cap ex will be in fiscal 2015? That is question one. The other one is, personnel and other expenses, obviously, it seems like you are going to be hiring or are hiring a lot more people than you even hired this year. You are guiding 20% more growth. How should we think of that personnel and other expense line, which has been growing at roughly 100 basis points year-over-year over the last couple of years. So is that a good—will that continue to increase? Then what is the cap ex number for next year?

Thanks, and I’ll pass it on.

Karan Chanana:  Okay, on the personnel, as you know we are building a new plant so obviously there will be more personnel hired. We are getting into new geographies, expanding into current countries we are into. So, obviously—that definitely leads to expanding the team. We are very excited. We have some great people who have come onboard. This is a great testimony of being a public company, and that do successfully. So, yes, we have not guided to what number the personnel will be in terms of basis points. I will let Bruce answer that maybe after the first quarter. On the cap ex, I think that is yet another number you could get from us post the first quarter this year unless of course Bruce you have anything to add there?

Bruce Wacha:  Yes. I mean, the only thing I would add on the cap ex side is the Company has clearly articulated since the time of the IPO what they thought spending would be on the facility. As Karan said, we would love to have that completed by the end of the fiscal year. So I would imagine roughly that amount that we’ve guided towards would be cap ex for the year.

As far as the personnel, we added a fair number of people, we will disclose that in the 20-F. A lot of those people were in India and I think that we are doing a good job keeping a handle on the cost associated with that.

Obviously on the frontend we are adding people on various jurisdictions in developed markets and emerging markets as well. I think maybe it’s a good time also for Karan to talk about some of the pillars of growth that we have that are going to continue to drive the business whether it is US, UK, Continental Europe as well as the Middle East. Both the branded and third-party business there in India I think a lot of great things to come.

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Karan Chanana:  Yes. Okay. Thanks, Bruce. Okay, now on the growth side of it, I think we are growing everywhere. As we have added management teamseverywhere, growth is coming from all over. As a matter of fact it is actually what we call low-hanging fruit. Running the business and growing it seems to be the easy part of this whole thing. We added four DCs in the last quarter of the financial year. We hired more sales personnel. We continue to do that, so India looks very strong. The new government in place, euphoria is already there. You’ve seen the Indian stock market, consumption sector rise, big (ph) UK, Europe we have gone into Tesco, we are expanding in there, we are adding more SKUs into Tesco alone in August. In September, October we will be getting into other major supermarket chains in the UK thereby cementing our presence.

Frankly we will be able to do what some other brands have taken many years to do in 24 months. That just is a testimony of how successful we are at executing our laid out plans. Then we had the acquisition of Basmati Rice GmbH that is rolling out and we aim to substantially increase the top and bottom line of Basmati Rice GmbH in this financial year. We are expanding into Continental Europe as well. Take to the Middle East, we have added distributors and we will add even more this year and countries as well, so strong growth coming out there. Then the US, like I just said, we nearly doubled revenues, and yes, this financial year we aim to double revenues again from the last financial. So, we were nearly $12 million in sales of the Amira brand in the US closing 31st March 2014. For 31st March 2015, we aim to double that and we're well on our track to doing the same.

We are establishing our office in the New York City where Bruce will head that out and we will be hiring a full team to bring the product closer to the investors more in the North and Northeast. That all is low-hanging fruit, so there is a low-hanging opportunity all over. I am not going to go more into that for a very strategic obvious reason, don’t want the competitors to hear exactly what we are doing where. But you will be able to see more Amira branded products across the shelf, across the world as well, so yes.

Akshay Jagdale:  Okay. I’ll pass it on. Thank you.

Bruce Wacha:  Thank you.

Karan Chanana:  Thanks.

Operator:  Thank you. Our next question today is coming from Kevin Grundy from Jefferies. Please proceed with your question.

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Kevin Grundy:  Hey, good morning guys.

Karan Chanana:  Good morning.

Bruce Wacha:  Hi.

Kevin Grundy:  I just wanted to come back to the institutional business quickly because it was such a big contributor in the quarter. So just to be clear, the expectation and what you guys have baked into guidance, I guess let me take a step back. Number one, fair to say that it came in above your own internal expectations both on the quarter and for the year, is that fair?

Karan Chanana:  We always guide conservatively so it is in line with how we guide and run the Company.

Kevin Grundy:  Okay. I guess just to be clear though, I thought the expectation was that it returns back to mid-single digits as a percent of growth and I guess for the year it came in 13%, is that right?

Bruce Wacha:  Yes. But we are not talking—I think you are mixing up growth and percent of the pie.

Kevin Grundy:  Okay. Well either I guess institutional drove, what, like 46% or so of your growth this year, that would not be the expectation going forward I would not think, correct?

Karan Chanana:  Okay, here is the way to look at it or model out the institutional part of it. If you take a three year average it comes to 7%. So at the time of the IPO, it was 8%, went down to 2%, came up to nearly 13%. So, we have always said it is an opportunistic but very profitable business. We buy from the same farmers who supply paddy to us and it's to the same customers who buy rice from us. So we only do the business when it is value accretive both at top and bottom line to us. So it’s not margin dilutive at all, it’s same or better and it also adds to our procurement which is a very strong point for Amira and we’ve seen other people struggle with the procurement whereas it’s a clear advantage for us. We’ve been transparent and always said the way it is.

Bruce Wacha:  Yes and I guess the only thing I would add to that is, it’s fair to say it’s opportunistic business, I don’t think it’s fair to say it’s low quality or low margin. It’s good business.

Kevin Grundy:  Okay. Then I don’t know if you guys have done this exercise but I guess the gross margins are up like north of 400 basis points year-over-year. Can you do the walk for that, I mean get us there from the price cost gap maybe some modest operating leverage you might have gotten from the business. I guess you guys are saying the institutional business is margin neutral for you guys. It doesn’t—based on what you are telling us it doesn’t appear to be a drag. Can you guys do that walk?

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Bruce Wacha:  That is not something that we are going to share at this point in time.

Kevin Grundy:  Okay. But you do not—and I guess going back to the earlier question, you guys are not guiding either I guess from a gross margin perspective for the year because I guess that we should not suspect that you will sustain the 26% gross margin?

Bruce Wacha:  Yes, we are not guiding towards margin on the gross side.

Kevin Grundy:  Okay. How big a contributor—changing gears, how big a contributor was the German business both to the quarter and then what should we expect kind of going forward from a top line and profitability perspective?

Karan Chanana:  The German business is strong, I think it is a little over 2% of our total revenue and although it’ll be high growth, but it’s still a small business in terms of our total revenue and top and bottom line both.

Kevin Grundy:  Okay.

Karan Chanana:  The opportunity there is low hanging again because it gives us penetration into the German market. The German market is not a very evolved market as you know yourself that a lot of it is private label for the supermarket providing a world class quality brand and there is giving the opportunity to the consumer to move to a higher quality product which has pricing power. So we are very excited about our growth there. In addition to that, Germany is also the largest organic consumption market in Continental Europe, so opportunities all along that side.

Bruce Wacha:  Yes, Kevin, just to add to that. We bought the business with approximately $9 million in sales and the way it flows into the financials is really just that fourth quarter. You can imagine what the sales were and what the impact was in the fourth quarter but the full year revenue numbers we’re not doing any pro forma or acquisitions number. It's real revenue for the business is how we looked at it.

Kevin Grundy:  Got it, okay. Then just a couple more from me. The debt refinance, can you guys give us an update on that and I apologize if I missed it.

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Bruce Wacha:  No, look, that was always a big focus of mine as a banker and advisor. Obviously it is something we have a mind towards and I have focused on as part of the company now. I don’t want to guide towards a specific date but there’s multiple opportunities and ways that we can bring a lower cost of capital to the business. I think that is something that we’ll be pursuing in the near and medium term. The one thing that I would keep in mind when we think about our debt is the Company is not—there is no financial wall of maturities that we are facing. We have good relationships with our consortium of lenders in India and we continue to do so. So they have been supporting the business for decades, a lot of the same banks and we will be happy to continue to do so. So this is a cost of capital issue, not a financing or access to capital issue.

Kevin Grundy:  Bruce, can you help us better understand, and Karan, for that matter, I guess why you guys would not or have not acted on it, I guess given this has been sort of much talked about for several quarters I guess maybe and understanding your cost of capital argument and so forth. But help us better understand why it hasn’t happened and why it would not happen in the near term?

Bruce Wacha:  Sure, if you are asking for a historical look back, the Company has some different strategic alternatives it was considering during the year and as a result didn’t want to be out there with a big financing while they were doing that. Obviously the changing (inaudible) we wanted to wait until that was completed before we did anything. So clearly nothing is going to happen until we file our 20-F, which should be coming in the next coming weeks, but it is something that we could look to do in the near to medium term.

Kevin Grundy:  Okay. Just a couple more from me and then I will hand it off. But upcoming financing, I guess for you guys with respect to the facility, how do you guys plan on financing that between cash on the balance sheet, your facility and cash flow from operations and how should we think about modeling this, both for the full year and quarterly?

Bruce Wacha:  Sure, I think that is pretty consistent with the story that we have told from IPO. We are sitting on a fair amount of cash on the balance sheet, which should satisfy a pretty significant portion of our cap ex needs.

Karan Chanana:  Yes, and he balance will be in AVL from the existing consortium of lenders as the asset sits in India.

Kevin Grundy:  Okay and just one last one from me. Then with respect to the guidance, the 20% plus in sales and EBITDA, I guess is kind of broad. Can you better frame that for us other than what you guys have put out there and what should we expect from a margin improvement perspective? What are you going to get from operating leverage? Maybe seems like you guys are pricing ahead of your input costs, so you should get some margin expansion there as well. Can you help us better think about that? That’s it from me. Thank you.

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Karan Chanana:  I think Kevin we have always guided to revenue and EBITDA and we have been conservative. So I think we will maintain what we have guided to at more than a 20% increase in revenue and EBITDA.

Kevin Grundy:  Okay, thank you.

Karan Chanana:  Thank you.

Bruce Wacha:  Thanks.

Operator:  Thank you. There are no further questions in the queue at this time. I would like to turn the floor back over to management for any further or closing comments.

Karan Chanana:  I would like to thank everybody for dialing in and for your interest in ANFI. We remain excited to grow and interact and meet a lot of you as the year goes on. We will be attending a lot of the conferences and for those of you in the New York area, we’re participating in the Fancy Food Show coming up starting on the Sunday, the 29th. We have a nice big booth there and the details are on our website and we look forward to seeing you there. Thank you. Have a nice day.

Operator:  Thank you. That does conclude today’s teleconference. You may disconnect your lines at this time and have a wonderful day. We thank you for your participation today.

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